

influencemobile.com Seattle, WA

INFLUENCE MOBILE

Find and keep top mobile game players

Highlights

1. $250M in lifetime revenue generated on $7M raised — 35x capital efficiency
2. Our core audience, women 45+, is the highest-spending group in mobile gaming (per our internal data)
3. Our top 5,000 players have spent $34.5M with game partners — $6,908 per person on average
4. Our top player spends $9,000/month on games — and earns $2,000 back in rewards
5. Scopely — a top global mobile game publisher — just launched a $1M+ campaign powered by Amplify

6 Proprietary Amplify engine: 100%+ Day 1 ROAS for us, higher performance for our clients

7 iOS white label app launching — first partner pipeline includes a $50M/year opportunity

Featured Investors



Right Side Capital Management in

Notable Investor

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Invested $500,000

Right Side Capital Management is one of the most active pre-VC firms in the country, with 2,000+ investments since 2012. Their portfolio includes unicorns, IPOs, and notable exits like Compass, ClassPass, and DigitalOcean.

Dave Lambert, Managing Director

"In thousands of investments, you develop a sense for which founders will figure it out no matter what. Daniel Todd is that kind of person. He's been through the fire and built something real on the other side. We're proud to be part of this next chapter."



Andy Sack

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Invested $213,000

Andy Sack is a serial entrepreneur, Techstars Seattle MD whose 2011 cohort produced unicorns Remitly and Outreach, innovation advisor to Microsoft's Satya Nadella, and co-founder of AI strategy firm Forum3

"I was Influence Mobile's first investor. Fourteen years later, they're still standing, still growing, and still surprising me. The players they've built and the revenue they've generated for game clients is something I'm genuinely proud to have backed. Daniel Todd is the real deal."



Ishveen Jolly

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Invested $15,000

Ishveen Jolly is the Founder & CEO of OpenSponsorship, connecting brands with 11,000+ athletes across 160 sports. Forbes 30 Under 30 honoree, Inc. Top 100 Female Founder, and Oxford graduate.

"I've watched Influence Mobile build something genuinely differentiated in mobile gaming. Five years on the board and I'm still bullish — bullish enough to write a personal check."

on the board and I'm still bullish — bullish enough to write a personal check.

Team



Daniel Todd CEO SPV Voting Proxy

14-year founder. Inc. 5000 x6 across two companies. $250M revenue on $7M raised. 25 years in digital marketing. Best Places to Work honoree. Building technology that rewards people for what they love.

influencemobile.com



Megan Brockavich COO

Rose from copywriter to COO of Influence Mobile, mastering every function on the way up. Now runs day-to-day operations across a $60M revenue business — driving the execution behind four consecutive Inc. 5000 years and multiple Best Places to Work awards.



Randy Waxman President

Randy led Blind Ferret Media before merging with Influence Mobile, bringing unmatched depth in the mobile gaming ecosystem. As President, he drives sales and marketing and brings product wisdom earned from a career at the center of this industry.



Bill Dias CTO

Built & scaled Influence Mobile's tech stack from the ground up since 2015 architecting Amplify, Boost, and Big-Time Bonus, the products behind our $60M revenue run and 4 straight Inc. 5000 placements. Previously helped pioneer gamified loyalty at Bigdoor

Memo

INFLUENCE.MOBILE

INFLUENCE MOBILE • WEFUNDER COMMUNITY ROUND

We found
The Cheat Code.

Like the cheat codes you'd find in classic games. Not breaking the rules — finding the hidden path through them.

↑ ↑ ↓ ↓ ← → ← → B A

★ CHEAT CODE ACTIVATED ★

Mobile gaming generates $98 billion in annual revenue. Game developers spend tens of billions more trying to reach the players who actually spend money inside their games. The problem: 95% of players never spend a dollar. Every major ad platform — Meta, Google, AppLovin — is built for everyone, which means they reach almost no spenders.

"I never thought a phone game would buy me Christmas. It did."

👵 PEGGY — THE $9,000 GRANDMA

★



PRESS START

UNLOCKED ✓

1



BIGGER THAN HOLLYWOOD

UNLOCKED ✓

2



THE $9,000 GRANDMA

UNLOCKED ✓

3



MT. RUSHMORE

4



THE

5



THE AUDIENCE

OF MOBILE
UNLOCKED ✓

RECEIPTS
UNLOCKED ✓

HACK
UNLOCKED ✓

START QUEST →

$250 Million in Lifetime Revenue. $62 Million Annual Peak. A Valuation That Reflects the Dip, Not the Fix. This Is Your Window.

Mobile gaming generates $98 billion in annual consumer revenue — bigger than movies, concerts, and live sports combined. Game developers spend tens of billions more trying to reach the players who actually spend money inside their games. The problem: 95% of players never spend a dollar. Every major ad platform — Meta, Google, AppLovin — is built for everyone, which means they reach almost no spenders.

Influence Mobile was built to fix that. For over a decade we've done one thing: find, engage, and *keep* the 5% who do spend. Our platform has delivered tens of millions of game installs and generated **$250 million in lifetime revenue** on just $7 million raised. Because our rewards model retains spenders so well, the installs we deliver to developers convert to paying players at **35% — versus a 5% industry average** — and the spenders we acquire stay engaged for years.

We previously scaled to $62 million in annual revenue and $10 million in EBITDA on Android alone — before our newer performance products existed, and before we touched iOS. A coordinated fraud attack in 2024 forced a deliberate rebuild. We cut spending rather than quality, built a real-time fraud defense system, and came back with better tools than we had at our peak. **Influence Mobile is approaching profitability in Q3 2026.**

Future projections are not guaranteed.

The valuation today reflects the disruption — not the fix. You're buying into a proven platform at a recovery-stage price, with iOS launching this summer, four performance products scaling, and a global market that pours tens of billions of dollars a year into trying to do what we already know how to do.


TUTORIAL
PRESS START
HOW REWARDED PLAY WORKS • 3 STEPS • REAL REWARDS
STEP 1
DOWNLOAD & BROWSE
RP
REWARDED PLAY
Free on Google Play. iOS launching summer 2026. A curated catalog of casual mobile games.
STEP 2
PLAY GAMES YOU'D PLAY ANYWAY
SCORE: 9,420
The more you play, the more you earn — based on time, levels, and in-app purchases. Top players earn hundreds to thousands per month.
STEP 3
REDEEM YOUR REWARDS
$$$
$$$
$$$
$$$
Redeem rewards as gift cards from Amazon, Target, Walmart, Visa, dozens of other brands.
The Loop
USER PLAYS
IM MATCHES WITH DEVELOPERS
DEVELOPER PAYS IM
USER GETS 20%+ IN GIFT CARDS
Win-win-win. Developers get qualified players. Users get rewarded for what they were going to do anyway. We scale the engine.
"Get rewarded for what you were going to do anyway."
UNLOCK LEVEL 1 → BIGGER THAN HOLLYWOOD →

The Mobile Gaming Industry Has a Structural Problem. Ten Years Ago, We Built the Solution. Now We're Scaling It.

Mobile gaming is one of the largest entertainment categories in the world. It's also one of the most inefficient advertising markets. The platforms that dominate user acquisition were built to reach broad audiences — not to identify the 5% of players who generate nearly all in-app purchase revenue.

Influence Mobile wasn't built to be a better version of Meta or AppLovin. We're not a better finder of spenders — we're a better **keeper** of them. We solve a

problem those platforms structurally cannot: recruiting and retaining proven spenders, so game developers don't have to hope the right players show up after install.

The result is a concentrated audience of verified in-app purchasers that no competitor can build overnight, buy, or replicate. It was assembled over years through real rewards delivered to real players — generating real behavioral signals, real engagement, and real spend history. Our data and our spender audience are, together, the single most defensible asset in mobile game user acquisition.

Top 5 globally — alongside Google, Meta, AppLovin, and Unity. AppsFlyer, Adjust, and Singular — the three measurement standards mobile gaming runs on — independently rank Influence Mobile among the top performance partners in the world. We're the only private company on those lists at our scale.


LEVEL 1
BIGGER THAN
HOLLYWOOD
THE MOBILE GAMING ECONOMY VS. EVERYTHING ELSE
WINNER!
$98B
MOBILE GAMING
VS
$33B
MOVIES
+
$31B
CONCERTS
+
$25B
LIVE SPORTS TICKETS
Box Office + Concert Tickets + Live Sports Tickets
$89B
VS
Mobile Gaming Alone
$98B
BIGGER THAN ALL THREE COMBINED
2024 Global Consumer Revenue · Mobile gaming (in-app + paid downloads) vs. live sports tickets.


concert tickets, and box office · Source: Statista, PWC, The Business Research Company.
INFO UNLOCKED → THE FOUNDERS →

Built from Unfinished Business

Daniel Todd co-founded his first company in 1999. When that chapter closed in 2007, he carried an idea with him: a platform built around trust, genuine human engagement, and the way people naturally relate to the experiences they love. Nobody had built it yet. He spent years watching the mobile revolution unfold from the CEO seat at another startup, watching the same broken playbook repeat itself.


FOUNDERS
THE 14-YEAR OVERNIGHT SUCCESS
DAN, BILL, MEGAN & RANDY • QUIETLY BUILDING TOWARD THIS MOMENT FOR 14 YEARS
DT
Dan Todd
CEO & FOUNDER
Founded 2012. Built to $62M peak. Inc. 5000 four years running. (2021–2024) Co-founded his first company in 1999.
BD
Bill Dias
CTO
Built tech stack since 2015. Architect of Amplify, AInstein, Boost, Big Time Bonus. Previously BigDoor.
MB
Megan Brockavich
COO
Rose from copywriter to COO over 13 years at Influence Mobile. Mastered every function on the way up.
RW
Randy Waxman
PRESIDENT
17 years CEO & Co-Founder of Blind Ferret - one of the most respected names in digital media.
EXPERIENCE BAR 14 YEARS
★ LEVEL UP – OVERNIGHT SUCCESS UNLOCKED ★
"I've been doing this for fourteen years and have never been more confident in this team or this moment."
–Dan Todd, CEO & FOUNDER
UNLOCK LEVEL 2 → THE $9,000 GRANDMA →

> *"I had unfinished business. There was a vision I'd been carrying that I never got to build. Starting Influence Mobile was my chance to finally pursue it." — Daniel Todd, Founder & CEO*

Daniel founded Influence Mobile in 2012 and has led the company through every chapter since — including the *Inc.* 5000 ranking four consecutive years (2021–2024) and the 2024 rebuild. He is joined by Bill Dias (CTO, building the tech stack since 2015), Megan Brockavich (COO, rose from copywriter over thirteen years), and Randy Waxman (President, seventeen-year CEO and co-founder of Blind Ferret).

95 Cents of Every Ad Dollar Reaches Players Who Will Never Spend. Influence Mobile Was Built for the Other 5 Cents.

The Problem

Mobile gaming advertising spend reached tens of billions of dollars in 2024, and the overwhelming majority of it is wasted. Every major platform — Meta, Google, AppLovin — is engineered to reach everyone, because reaching everyone is how they maximize their inventory revenue. The fact that only 5% of mobile players ever make an in-app purchase isn't their problem. It's the game developer's problem.

As more ad networks compete for the same shrinking pool of proven buyers, cost-per-install rises and return on ad spend compresses. Developers are running faster on the same treadmill, spending more to get the same mediocre results. Global mobile game downloads declined in 2024 while ad spend continued to climb, compressing margins across the industry.


LEVEL 2
THE $9,000
GRANDMA
MOST OF THE MONEY FLOWS THROUGH ONE DEMOGRAPHIC.
NOBODY ELSE BUILT FOR HER. WE DID.


PEGGY
AGE
72
LOCATION
Mesa, AZ
MONTHLY SPEND
$9,000
REWARDS EARNED
20%
7% OF PLAYERS · 75% OF SPEND
3.5 YEARS AND GROWING
Mobile gaming's highest-spending demographic isn't a 22-year-old. It's 45+ women - by a wide margin, the most loyal, longest-tenured, most-ignored cohort in the category. Every major ad platform was built to reach everyone. We were built to reach her.
$34.5M
SPENT ON GAMES (5 YRS)
20%
EARNED BACK · GIFT CARDS
35%
CONVERSION RATE
(VS 5% INDUSTRY RATE)
"35% vs. 5% conversion rate"
UNLOCK KNOWLEDGE → THE SOLUTION →

The Solution

Influence Mobile acquires players through the same channels as everyone else — but we keep them differently. By rewarding spenders generously, we retain them for years, compounding our audience into a concentrated base of highly engaged, high-value gamers. That's why developers who acquire installs through Influence Mobile see spender rates **700% higher** than traditional media on average.

The concentration is real and observable: **the top 7% of our players drive 75% of all platform spend.** Their average activity with us is **3.5 years and still growing** — because the cohort hasn't churned. Within that group, our top 5,000 Elite Reward Members have spent $34.5M with our game partners over five years, earning roughly 20% of that back in real-world rewards. They stay loyal because we pay them, in real money, for something they were going to do anyway.

Players get rewards they love. Developers get the players they actually want.

Proof in the field: Scopely.

Scopely — the studio behind Monopoly GO!, one of the top grossing mobile game in the US — runs through Influence Mobile. When Scopely acquired a majority interest in Loom Games in 2026, they brought Pixel Flow's user acquisition to us first.



FOUR LAUNCHES
THE ENGINE IS LIVE.
THE WINDOW IS NOW.
FOUR LAUNCHES • SAME WINDOW
FOR THE FIRST TIME IN 14 YEARS
• LIVE NOW
Amplify
Real-time pricing intelligence. Aligns our economics with the developer's LTV. Scopely chose us, trusted with $1M+, and Amplify is delivering on aggressive Day 1 performance targets.
SUMMER 2026
AInstein
AI personalization built on 14 years of first-party behavioral data. Competitors can't buy this data. Can't scrape it. Can't shortcut it.
SUMMER 2026
iOS Launch
62% of high-spend US mobile gaming is on iOS. We've never been there. Launching with Amplify, AInstein, Boost, and Big Time Bonus all live on day one.
UNDERWAY
White-Label Partnerships
The only player in this space building fully branded standalone rewards apps for third-party partners. Active conversations with some of the world's biggest media companies.
"$1 in returns $1.15 by Day 7 on Android; iOS spenders spend 3-4x more"
CONTINUE → USE OF FUNDS →

Five Products, Four Launches, One Engine.

The next climb starts with a performance engine that didn't exist when Influence Mobile first reached $62 million in revenue:

- **Amplify** — Real-time **pricing intelligence.** Sets the price we charge each developer per install based on that specific player's predicted long-term value, using a 12-month rolling signal across all UA sources. Live now.

- **AInstein** — AI personalization built on the deepest live first-party engagement data in the private market. Tiers players Standard / Premium / VIP at install and tunes the experience accordingly. Launching summer 2026.

- **Boost** — A 7-day structured offer that lifts client Day-7 ROAS by 50–500% on activated cohorts.

- **Big Time Bonus** — Our highest-leverage rewards mechanism. Returns roughly $5 of developer in-app purchases for every $1 we pay out in player rewards.

- **Player Health Score** — Real-time fraud and quality scoring built directly out of the 2024 attack. What hit us, we now own.

Together, these five products turn our spender audience into a performance engine no competitor can replicate.

A Proven Platform at a Recovery Valuation. Four Growth Catalysts. One Untouched Market.

The Unit Economics

On Android alone, every $1 of media spend returns approximately $1.15 by Day 7 and $1.50 by Day 180. iOS spenders spend three to four times as much as their Android counterparts. **62% of high-spend US mobile gaming is on iOS.** As Rewarded Play launches on iOS this summer, those return multiples are expected to improve meaningfully across the platform's full player base.

The Entry Point

Influence Mobile previously scaled to $62 million in annual revenue and $10 million in EBITDA — on Android alone, with none of the current performance products in market. The 2024 fraud disruption reset revenue and forced a rebuild. The valuation today reflects the dip — not the fix. Four growth catalysts are launching in the next nine months: **iOS launch** (summer 2026), **Amplify scaling**, **AInstein deployment**, and **white-label partnerships** with major media companies. Investors today are getting in at the beginning of the second arc, not

the end of the first.

The White-Label Layer

Every audience-owning brand in America has a rewards app or wants one. Building the engine underneath is what's hard — and we have it. We are now in active conversations with several of the largest media and consumer brands in the country to deploy this same engine under their brand, with our top-five-ranked spender-finding capability on the back end. These partnerships go live as iOS comes online.


PLANNING
THREE-PHASE
CAPITAL STRATEGY
PHASE 1:
Regulation CF: Restart growth, fund iOS launch, scale our performance products. This raise.
PHASE 2:
Regulation A: Scale nationally. Fund the full iOS player acquisition build-out and white-label partnerships.
PHASE 3:
Strategic Exit or IPO: The long-term horizon, consistent with the platform's institutional-grade revenue history and client retention profile.
UNLOCK LEVEL 4 → THE RECEIPTS →

Why Influence Mobile. Why WeFunder. Why Now.

We're raising $5,000,000 via Regulation CF. Every dollar has a specific job.


USE OF FUNDS
HOW $5M


GETS PUT TO WORK
REG CF · $5M RAISE · EVERY DOLLAR HAS A JOB
35%
Partnership Infrastructure
white-label deployment, partner onboarding, partner success.
25%
Player Acquisition
Amplify scaling on Rewarded Play, iOS launch UA.
20%
iOS & AInstein
iOS engineering completion, AInstein launch, supporting infrastructure.
20%
Working Capital
operational runway across the full deployment.
FINAL LEVEL → INVEST ON WEFUNDER →

Use of Funds

- **35% Partnership Infrastructure** — white-label deployment, partner onboarding, partner success.
- **25% Player Acquisition** — Amplify scaling on Rewarded Play, iOS launch UA.
- **20% iOS & AInstein** — iOS engineering completion, AInstein launch, supporting infrastructure.
- **20% Working Capital** — operational runway across the full deployment.


LEVEL 4
THE RECEIPTS
TOP-FIVE GLOBALLY IS A CREDENTIAL. HERE'S WHAT WE BUILT WITH IT.
SCORE!
CAPITAL EFFICIENCY


$250M
LIFETIME REVENUE GENERATED
$7M IN → $250M
35x
RETURN ON CAPITAL
REVENUE TRAJECTORY
$4M
$7M
$21M
$40M
$62M
We generated $250 million in lifetime revenue, over $60 million in 2023, and hit $10 million in EBITDA at our peak. *Inc.* 5000 named us one of the fastest-growing private companies four years running — and we did all that on $7 million of total capital raised. We're approaching profitability in Q3 2026.
$250M+
LIFETIME REVENUE
$62M
ANNUAL PEAK
$10M
PEAK EBITDA
$7M
TOTAL RAISED · 14 YEARS
"$250M out. $7m in. The math speaks for itself."
UNLOCK LEVEL 5 → THE AUDIENCE HACK →

The revenue trajectory graph covers the following years: 2018 ($3M), 2019 ($7M), 2020 ($21M), 2021 ($42M), 2022 ($53M), and 2023 ($62M). 2024 revenue was $42M and 2025 revenue was $28M.

Future projections are not guaranteed.

What Makes This Structurally Attractive

- **Proven model:** $62M revenue and $10M EBITDA previously achieved on Android alone — the platform's commercial viability isn't hypothetical.
- **Recovery valuation:** the current entry price reflects the 2024 disruption, not the rebuilt platform's trajectory.
- **iOS is untouched:** 62% of high-spend US mobile gaming is on iOS. Rewarded Play hasn't launched there yet. The revenue expansion from iOS is structural, not speculative.
- **Proprietary spender concentration:** the top 7% of our players drive 75% of all platform spend, with average activity of 3.5 years and still growing. That

kind of concentrated, sticky, high-value spender base cannot be bought, built in a week, or replicated. It's a decade-built competitive moat.

- *Inc.* **5000 four years running (2021–2024):** ranked among America's fastest-growing private companies four years in a row — including through the 2024 disruption.
- **90% client retention through adversity:** the top-30 client base held through the worst year the platform has had. That's what real business relationships look like.
- **Five performance products in market or at launch:** Amplify, AInstein, Boost, Big Time Bonus, and Player Health Score — none of which existed at peak revenue. The next $62M starts with a better toolset than the first one.

> Wefunder investors are getting in at Phase 1 of a three-phase capital strategy: Reg CF now, Reg A next, strategic exit or IPO at the horizon. The team has already navigated the hard part. We know what the top of this mountain looks like. We're going back up with better equipment.

Future projections are not guaranteed.


LEVEL 5
THE AUDIENCE HACK
PUTTING OUR ENGINE ON THE WORLD'S BIGGEST MEDIA COMPANIES
JACKPOT!
CELEBRITY PROOF
Every audience-owning brand in America has a rewards app or wants one. Walk into a Love's Travel Stop. Open your airline app. Rewards are everywhere. The infrastructure to build the well is what's hard. We have it. We've spent fourteen years building it. We're now in active conversations with some of the world's biggest media companies - to deploy this same engine, with their brand on the front and our top-five-ranked spender-finding capability on the back.
PREVIOUS ROUNDS · CELEBRITY PROOF


LINDSAY LOHAN
ASHLEY TISDALE
JILLIAN MICHAELS
NAS
SHAY MITCHELL
SPERRY
JEFF GORDON
STAN LEE
"We did this with celebrities a decade ago.
We're doing it with media companies next."
FINAL ROUND → INVEST ON WEFUNDER →

The Rebuild Is Done. The Products Are Launching. iOS Is Next.

Influence Mobile has already done what most startups spend their entire existence trying to prove. We reached $62 million in annual revenue, made the *Inc.* 5000 four years running, built a platform that converts installs to paying players at 35% in a market where 5% is the norm, and maintained 90% client retention through our hardest year. The 2024 fraud attack isn't the story. The rebuild is.

You're not being asked to believe in an idea. You're being invited into a company with a quarter-billion dollars in lifetime revenue, an active spender base no competitor can replicate, and four growth catalysts launching inside the next nine months — one of which opens an entire platform we've never touched.

The best investment windows in technology are defined by a precise moment: a proven business at a reset price, with a catalyst on the horizon. That's exactly where Influence Mobile sits today.

WE FOUND THE CHEAT CODE.

GET IN BEFORE THE PRESS RELEASE.

Invest on WeFunder before the names go public.

★ INVEST ON WEFUNDER ★

This offering is made pursuant to Regulation CF. Investing involves risk, including the possible loss of principal. Past performance is not a guarantee of future results. Forward-looking statements regarding revenue projections, partnerships timelines, and product launches reflect current expectations and are subject to change. Please review all offering materials carefully before investing.